

August 23, 2010

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

>　**Re:　Erickson Air-Crane Incorporated**
>　　　　**Amendment No. 2 to**
>　　　　**Registration Statement on Form S-1**
>　　　　**Filed August 9, 2010**
>　　　　**File No. 333-166752**

Dear Mr. Ryan:

　　We have received your response to our prior comment letter to you dated July 1, 2010 and have the following additional comments. Please note that the page numbers referenced below correspond to the marked copy provided by counsel.

<u>General</u>

1. We note an article published by McClatchy-Tribune Information Services on August 12, 2010. Please provide us your analysis as to how you are in compliance with Securities Act Rule 164(b) regarding this and any other media interview in light of our conversation on June 9, 2010.

<u>Prospectus Summary, page 1</u>

<u>Our Company, page 1</u>

2. We note your response to our prior comment one. Please revise this language and any similar language elsewhere in the prospectus such as in your "Our Strategy" section beginning on page two and your "The Commercial Heavy-Lift Helicopter Industry" section beginning on page 70 to balance your disclosure that there is no guarantee that these significant growth opportunities will occur and even if significant growth opportunities do occur you may not be able to take advantage of them.

3. We note your response to our prior comment two. Please revise your disclosure to state that, if true, $152.0 million of your estimated backlog from signed multi-year contracts is not guaranteed as your contract with Asiatic Lumber Industries Sdn. Bdh. does not provide for any guaranteed minimum hours to be flown by you and your estimate is based only upon your previous experience or please advise. Refer to the first full risk factor on page 14.

4. We note your disclosure in the last paragraph of this section that your website address is www.ericksonaircrane.com. It appears that there is another website, www.ericksonaero.net, that may also serve as the company's website address. Please advise.

Risk Factors, page 11

Failure to maintain our safety record would seriously harm our ability, page 11

5. We note your response to our prior comment three. Please revise to quantify the number of "accidents and incidents" occurring "from time to time," or advise.

We depend on a small number of large customers, page 13

6. We note your response to our prior comment five. Please revise the second sentence to disclose the existence of any short term or *ad hoc* arrangements with any of these customers or please advise.

7. We note your disclosure that you have a receivable that is not past due from ICSS. We also note your disclosure that you negotiated advanced payments constituting approximately 50% of your expected 2010 revenues with the Hellenic Fire Brigade. Please revise your disclosure to state whether the receivable currently outstanding but not due will be paid before you receive the advanced payments for your expected 2010 revenues or please advise. Additionally, please advise whether the advanced payments are only for six months of 2010 as you signed the contract in June and whether you negotiated any other advanced payments as the contract appears to be a four year contract.

8. Please revise the first sentence to clarify that you "expect to" derive revenue from these customers, as noted in your response to our prior comment six.

Business, page 83

Our Competitive Strengths, page 84

9. We note your response to our prior comment 10. Please advise as to whether your response to our prior comment 10 provides the same basis for your statement that

you have the "world's largest pool of S-64 pilots and support crews." If so, please revise this sentence to state that this is your belief or please provide us with the basis for this statement. Please also revise your disclosure in the second full paragraph on page 90 and the first full paragraph on page 92 and elsewhere as applicable to state that similar statements represent your belief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: John J. Halle, Esq.
Fax: (503) 220-2480